Exhibit 99.1

Vietnam’s Digital Insurer OPES Goes Live with Sapiens P&C Platform on Microsoft Azure

Sapiens IDITSuite for Property & Casualty empowers OPES’ digital journey with rapid transformation

Holon, Israel, February 1, 2024 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that OPES Digital Insurance, the leading digital insurer in Vietnam, has gone live with Sapiens IDITSuite for Property & Casualty, coupled with Sapiens Intelligence, to modernize its core P&C insurance processes.

The go-live marks Sapiens’ first implementation in Vietnam, as well as the first global deployment of Sapiens’ latest release of IDITSuite 19.1. Hosted on Microsoft Azure, the deployment took just seven months to complete.

Founded in 2018 as a member of VPBank’s digital ecosystem, one of the leading banks in Vietnam, OPES turned to Sapiens to drive their journey to become a strong digital player. OPES needed a strong, modern platform, with digital API capabilities and a flexible, service-based solution that can integrate with multiple partners to create a robust digital ecosystem. Sapiens IDITSuite also meets OPES’ need for strong product configuration and robust approval status tracking capabilities to eliminate audit risks.

OPES first went live with a personal accident insurance product, along with the migration of 6.2 million customers onto the platform, which is fully integrated with OPES sales platforms and internal systems. OPES will gradually migrate its remaining products into Sapiens’ platforms in the upcoming months.

“Sapiens empowered our digital transformation by modernizing our core processes with a seamless, turnkey solution. Sapiens’ rich functionalities, value-added roadmap and systems improvements enable us to scale in a timely and cost-efficient manner by delivering new products and services to our customers,” said Mr. Tung Dang, CEO of OPES. “Sapiens’ proven ability to accelerate transformation made them the perfect partner in our journey.”

“We are pleased that Sapiens’ first go-live in Vietnam will pave the way for many more customers in the region. Vietnam is an exciting new market for Sapiens, and we fully meet the regional regulatory requirements,” said Somansh Bansal, Sapiens Vice President, ROW Sales. “We are delighted to partner with OPES and play a pivotal role in their digital transformation. Our collaboration was seamless and productive, with onsite training that enabled their team to be self-sufficient in the management of the ecosystem – all in under seven months.”

Sapiens IDITSuite for Property & Casualty is an AI-powered, end-to-end insurance software solution that supports customer acquisition, billing, finance, claims, and renewals. The award-winning solution features a low-code product and pricing configuration engine that accelerates speed to market. Sapiens Intelligence is an integrated solution that produces actionable insights to maximize the value of data for smarter decision making, improving underwriting risk selection and reducing claims expense ratios.

www.sapiens.com

About OPES

OPES Insurance Joint Stock Company is the leading digital insurer founded in 2018, serving the Vietnam market. OPES is owned by Vietnam Prosperity Joint-Stock Commercial Bank (VPBank), one of the leading banks in Vietnam, aiming to be in the Top 100 largest banks in Asia by 2026. OPES aims to be a pioneer in digital transformation, using technology to improve the life quality of the customers and community by providing simple and convenient digital insurance products. After 6 years of establishment, OPES has made remarkable achievements with over 12 millions of customers and nearly 200 millions digital insurance contracts published. OPES is continuing the rapid growth in the coming years through optimized products and new partnerships to meet all the customers’ needs. For more information, please visit: https://opes.com.vn/

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

Media Contact

Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Corporate Communications
Sapiens International
Mobile: +1-201-250-9414
Phone: +972-3-790-2026
Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com